PZENA INVESTMENT MANAGEMENT, LLC

120 West 45th Street 20th Floor NY, NY 10036 Tel: 212-355-1600  Fax: 212-308-0010

July 6, 2006

Ms. Rachel Hsu

Offit Hall Capital Management LLC

1 Maritime Plaza, 5th Floor

San Francisco, CA 94111

RE:

Kiewit Investment Fund LLLP Investment Sub-Advisory Agreement dated July 26, 2005 (the “Agreement”)

Dear Ms. Hsu:

Pursuant to the Most Favored Nations clause, which is part of the Agreement among Kiewit Investment Fund LLLP (the “Client”), Offit Hall Capital Management LLC (the “Adviser”), and Pzena Investment Management, LLC (the “Sub-Adviser”), we are removing the minimum balance fee language included in Exhibit 1 of the Agreement, effective as of July 1, 2006.  In order to effect this change, Exhibit 1 of the Agreement will be amended as follows (all capitalized terms used herein without definition shall have the same meaning herein as is assigned to them in the Agreement):

Exhibit 1.  Delete Paragraph 2, which states: “If the assets in the Account are less than $10,000,000 on the last business day of the quarter, the subadvisory fee shall be 1.00% per annum.  In such event, there will be a minimum annual fee of $35,000 and a maximum annual fee of $70,000.”

Please acknowledge both the Client’s and Adviser’s consent to this amendment by having Robert L. Giles and Kathryn A. Hall sign three of these original letters.  You should retain one original for your records, the Client should retain one original, and please return the remaining original to us in the postage paid envelope that is provided for your convenience.

Thank you.

Sincerely,

/s/ Richard S. Pzena

Richard S. Pzena

CEO & Managing Principal

ACKNOWLEDGED AND AGREED:

KIEWIT INVESTMENT FUND LLLP	OFFIT HALL CAPITAL MANAGEMENT LLC
/s/ Robert L. Giles	/s/ Kathryn A. Hall
Robert L. Giles	Kathryn A. Hall
Chief Executive Officer	Co-Chief Executive Officer and Chief Investment Officer